SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                                    OMB APPROVAL
                                                          OMB NUMBER:  3235-0058
                                                          EXPIRES:  May 31, 1997
                                               ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE 2.50

                                                                 SEC FILE NUMBER
                                                                       000-11730

                                                                    CUSIP NUMBER
                                                                     82845R 10 7

(CHECK ONE):/ /Form 10-K  / /Form 20-F  / /Form 11-K  /X/Form 10-Q / /Form N-SAR

                      For Period Ended: SEPTEMBER 30, 1999
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/ /  Transition  Report  on Form  10-K / /  Transition  Report  on Form 10-Q / /
Transition Report on Form 20-F / / Transition Report on Form N-SAR / / Transition Report on Form 11-K

For the Transition Period Ended:-------------------------------------------

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:.
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                        PART I -- REGISTRANT INFORMATION

            Full Name of Registrant: SILVERTHORNE PRODUCTION COMPANY
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                           Former Name if Applicable:

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           Address of principal executive office (Street and number):
                      3220 South Hiquera Street, Suite 304
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           City, State and Zip Code: San Luis Obispo, California 93401

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

/X/ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On August 20, 1999, Registrant acquired the assets of Inter-American Telecommunications Holdings, Corp. ("ITHC"). The books and records of ITHC are in the process of being audited so that Registrant can file the audited financial statements of ITHC as an amendment to Registrant's Current Report on Form 8-K dated August 20, 1999. Until the audit is complete, Registrant will not be able to complete Registrant's unaudited financial information for the quarter ended September 30, 1999. Registrant will attempt to file the unaudited financial information for the quarter ended September 30, 1999, by no later than November 22, 1999.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Jimmy L. Boswell                      805           786-2640
    ----------------------           ------------   -----------------
        (Name)                        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). // Yes / X/ No See attached addendum.

    Registrant has not filed an amendment to Registrant's Current Report on Form 8-K dated August 20, 1999, that includes the financial statements of ITHC required by Rule 3-05 Regulation S-X.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

    Prior to August 20, 1999, Registrant had no operations. On August 20, 1999, Registrant acquired the assets of ITHC which had operations. Therefore, Registrant's Current Report on Form 8-K for the quarter ended September 30, 1999, will be substantially different from Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, because the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, will include the operations of ITHC. Registrant has not been able to compile the information to accurately reflect the results of Registrant's operations as a result of the acquisition.


    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         SILVERTHORNE PRODUCTION COMPANY
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 16, 1999          By: /s/ Jimmy L. Boswell, President
    -----------------            ----------------------------------------------
                                        JIMMY L. BOSWELL, PRESIDENT